EXHIBIT 20.1

NEWS

For Immediate Release

THOMAS & BETTS CORPORATION
REPORTS FIRST QUARTER 2004 RESULTS

Sales Up 13 Percent; E.P.S. $0.27

MEMPHIS, Tenn. — April 26, 2004 — Thomas & Betts Corporation (NYSE: TNB) today reported first quarter 2004 net earnings of $15.6 million, or $0.27 per basic and diluted share, more than triple the $5.0 million in net earnings, or $0.09 per basic and diluted share, reported in the first quarter 2003.

     Sales in the quarter were $353.0 million, up $41.5 million, or 13.3 percent, from the prior-year period. Favorable foreign currency accounted for approximately $14 million of the sales increase.

     “Sales in the quarter — particularly for our core electrical products — were stronger than we had anticipated as we saw strengthening demand across most markets,” said Dominic J. Pileggi, president and chief executive officer. “The result was a substantial increase in earnings as our factories benefited from better absorption, allowing the productivity improvements made over the past two years to drop through to the bottom line.”

     The first quarter 2004 gross margin was 28.2 percent of sales, compared to 27.3 percent in the prior-year period. Selling, general and administrative (SG&A) expense was $73.0 million, or 20.7 percent of sales, compared to $72.9 million, or 23.4 percent of sales, in the prior-year period.

     Earnings from operations were $26.7 million in the first quarter 2004, more than twice the $12.1 million reported in the first quarter 2003.

     Net interest expense was $7.6 million, down from $8.3 million in the year-earlier period due primarily to lower average debt levels.

     Both the 2004 and 2003 first quarter periods included tax benefits ($1.5 million and $2.0 million, respectively) resulting from the favorable completion of tax audits and a corresponding reduction in tax exposure.

SEGMENT RESULTS

     First quarter sales in the company’s Electrical segment were $276.8 million, up $35.8 million, or 15 percent, on a year-over-year basis. Favorable foreign currency accounted for approximately $13 million of the increase in segment sales. Segment earnings of $20.9 million were significantly greater than the $8.0 million recorded in the first quarter 2003. These results reflect higher sales, productivity improvements and reduced expenses.

     Sales in the Steel Structures segment were $26.1 million, up from $22.0 million in first quarter 2003. Higher levels of capital investment by U.S. electrical utilities drove the sales increase. Segment earnings were $0.6 million, basically flat compared to the first quarter 2003 primarily due to unfavorable project mix. However, the company expects improved performance year over year in the balance of 2004 due to higher volumes, a more favorable project mix and productivity improvements.

     Sales in the Communications segment were $20.9 million in the quarter, down from $22.3 million in the first quarter 2003, reflecting continued weakness in CATV and telecom markets. The segment earned $3.3 million compared to $2.7 million last year. The increase in segment earnings reflects the company’s continued focus on tightly managing costs.

     HVAC segment sales were $29.2 million in the first quarter 2004, compared to $26.2 million a year ago. Segment earnings were $2.6 million, up significantly, compared to $1.5 million in the first quarter last year. In addition to benefiting from higher sales, the segment’s earnings improvement is due to improved productivity and reduced expenses.

CASH FLOW AND DEBT HIGHLIGHTS

     During the first quarter of 2004, the company repaid $125 million of debt. Total debt-to-total capitalization was 43.1 percent at March 31, 2004, compared to 48.4 percent at year-end 2003. Thomas & Betts continues to maintain a solid cash position and ended the first quarter 2004 with approximately $250 million in cash and cash equivalents.

2004 DIRECTIONAL GUIDANCE

     Management noted that rising material costs and the possibility of limited supply — especially for steel — would be a challenge throughout the remainder of 2004, although the adverse impact on first-quarter results was minimal.

     “We are aggressively managing this very important issue,” said Pileggi, “and believe that we will be largely successful in offsetting rising material costs through a combination of price increases and productivity improvements. We are fortunate to have very strong relationships with our steel suppliers and are working closely with them to avoid any serious disruption to our operations.”

     Pileggi continued, “Based on what we’ve seen in the first few weeks of the second quarter and on our ability to continue to manage issues with raw material availability and costs, we currently expect second quarter sales and earnings to be as good as, or slightly better, than our first quarter results. We are also cautiously optimistic that we will beat the current analyst consensus of $0.97 per diluted share for the full year 2004.”

CORPORATE OVERVIEW

     Thomas & Betts Corporation (www.tnb.com) is a leading designer and manufacturer of connectors and components for electrical and communication markets. The company is also a leading producer of steel structures used, among other things, for utility transmission and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide.

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NOTE: The following financial tables support the information in this news release:
Condensed Consolidated Statements of Operations
Segment Information
Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Cash Flows
Capitalization Ratios

CONTACT: Tricia Bergeron (901) 252-8266

This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations, business, and economic and political environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

CONFERENCE CALL AND WEBCAST INFORMATION

     Thomas & Betts will hold a conference call/webcast to discuss the company’s first quarter 2004 results on Monday, April 26, 2004 at 11:00 am EST (10:00 am CST). To access the call, please call 201-689-8037. The call can also be accessed via the Thomas & Betts corporate website at www.tnb.com. The conference call will be recorded and available for replay through 12:00 midnight EST on Friday, April 30, 2004. To access the replay, please call 201-612-7415 (account number 9517, passcode 102184). The recorded webcast will be available at www.tnb.com.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Quarter Ended
	March 31,	March 30,
	2004	2003
Net sales	$352,988	$311,482
Cost of sales	253,289	226,406

Gross margin	99,699	85,076
Gross margin — % of net sales	28.2%	27.3%
Selling, general and administrative	73,014	72,932
Selling, general and administrative — % of net sales	20.7%	23.4%

Earnings from operations	26,685	12,144
Income from unconsolidated companies	664	854
Interest expense, net	(7,614)	(8,280)
Other (expense) income, net	(135)	(603)

Earnings before income taxes	19,600	4,115
Income tax provision (benefit)	3,988	(889)

Net earnings	$15,612	$5,004

Net earnings per share:
Basic earnings per share	$0.27	$0.09

Diluted earnings per share	$0.27	$0.09

Average shares outstanding:
Basic	58,289	58,373
Diluted	58,677	58,378

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Segment Information
(In thousands)
(Unaudited)

	Quarter Ended
	March 31,	March 30,
	2004	2003
Net sales:
Electrical	$276,807	$241,038
Steel Structures	26,130	21,965
Communications	20,882	22,267
HVAC	29,169	26,212

Total net sales	$352,988	$311,482

Segment earnings:
Electrical	$20,872	$8,000
Steel Structures	610	827
Communications	3,295	2,690
HVAC	2,572	1,481

Total reportable segment earnings	27,349	12,998
Total reportable segment earnings — % of net sales	7.7%	4.2%
Interest expense, net	(7,614)	(8,280)
Other	(135)	(603)

Earnings before income taxes	$19,600	$4,115

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31,	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$250,254	$387,425
Marketable securities	1,559	1,704
Receivables, net	198,844	168,542
Inventories	192,775	190,243
Other current assets	63,829	64,365

Total current assets	707,261	812,279
Net property, plant and equipment	295,543	303,710
Goodwill	455,749	455,113
Investments in unconsolidated companies	122,308	121,732
Other assets	90,568	89,791

Total assets	$1,671,429	$1,782,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$7,076	$133,344
Accounts payable	120,772	113,724
Accrued liabilities	101,696	111,478
Income taxes payable	6,361	6,414

Total current liabilities	235,905	364,960
Long-term debt	558,250	551,972
Other long-term liabilities	130,188	134,266
Shareholders’ equity	747,086	731,427

Total liabilities and shareholders’ equity	$1,671,429	$1,782,625

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Quarter Ended
	March 31,	March 30,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$15,612	$5,004
Adjustments:
Depreciation and amortization	13,004	11,229
Amortization of restricted stock	855	681
Changes in operating assets and liabilities, net:
Receivables	(31,617)	(3,666)
Inventories	(3,350)	(10,406)
Accounts payable	7,646	9,914
Accrued liabilities	(9,453)	(14,495)
Income taxes payable	24	(4,080)
Other	2,277	(4,037)

Net cash provided by (used in) operating activities	(5,002)	(9,856)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(5,527)	(6,333)
Proceeds from sale of property, plant and equipment	—	48
Net proceeds from (investments in) marketable securities	148	14,774

Net cash provided by (used in) investing activities	(5,379)	8,489

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt and other borrowings	(126,505)	(61,483)
Other	745	—

Net cash provided by (used in) financing activities	(125,760)	(61,483)

EFFECT OF EXCHANGE RATE ON CASH	(1,030)	1,896

Net increase (decrease) in cash and cash equivalents	(137,171)	(60,954)
Cash and cash equivalents at beginning of period	387,425	177,994

Cash and cash equivalents at end of period	$250,254	$117,040

Cash payments for interest	$15,693	$16,379
Cash payments for income taxes	$2,826	$7,506

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Capitalization Ratios
(In thousands, except ratios)
(Unaudited)

	March 31,	December 31,
	2004	2003
Current maturities of long-term debt	$7,076	$133,344
Long-term debt	558,250	551,972

Total debt	565,326	685,316
Shareholders’ equity	747,086	731,427

Total capitalization	$1,312,412	$1,416,743

Total debt-to-total capitalization	43.1%	48.4%